Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Huntington Preferred Capital, Inc

	Year Ended December 31,
(dollar amounts in thousands)	2010		2009		2008		2007		2006

Earnings:
Income (loss) before taxes	$190,355		$(11,988)		$260,779		$317,876		$345,550
Earnings available for fixed charges, excluding interest on deposits	190,355		(11,988)		260,779		317,876		345,550

Earnings available for fixed charges, including interest on deposits	$190,355		$(11,988)		$260,779		$317,876		$345,550

Combined Fixed Charges and Preferred Stock Dividends:
Preferred stock dividends	12,273		16,195		36,521		49,643		47,944
Combined fixed charges and preferred stock dividends	$12,273		$16,195		$36,521		$49,643		$47,944

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	15.51	x	(0.74	)x	7.14	x	6.40	x	7.21	x